MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2016

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 9, 2016 unless otherwise stated.

BUSINESS OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended June 30, 2016, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine. First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

2016 SECOND QUARTER PERFORMANCE

Key Performance Metrics	2016-Q2	2016-Q1	Change	2015-Q2	Change	2016-YTD	2015-YTD	Change
Operational
Ore Processed/Tonnes Milled	798,182	789,591	1%	662,637	20%	1,587,774	1,294,247	23%
Silver Ounces Produced	2,844,930	3,074,173	(7%)	2,716,503	5%	5,919,103	5,493,357	8%
Silver Equivalent Ounces Produced	4,681,608	5,083,095	(8%)	3,802,558	23%	9,764,704	7,707,828	27%
Cash Costs per Ounce(1)	$6.41	$5.00	28%	$8.74	(27%)	$5.68	$8.48	(33%)
All -in Sustaining Cost per Ounce (1)	$10.97	$8.97	22%	$14.49	(24%)	$9.93	$14.18	(30%)
Total Production Cost per Tonne(1)	$44.97	$42.72	5%	$46.80	(4%)	$43.85	$46.85	(6%)
Average Realized Silver Price per Ounce ($/eq.oz.)(1)	$17.01	$15.08	13%	$16.99	0%	$15.99	$17.02	(6%)
Financial (in $millions)
Revenues	$66.1	$66.5	(1%)	$54.2	22%	$132.6	$108.8	22%
Mine Operating Earnings(2)	$9.9	$9.4	6%	$3.4	189%	$19.3	$8.4	129%
Earnings (loss) before income taxes	$9.2	$1.4	582%	($4.4)	307%	$0.0	$0.0	0%
Net Earnings (Loss)	$6.1	($7.4)	182%	($2.6)	337%	($1.3)	($3.7)	64%
Operating Cash Flows before
Working Capital and Taxes (2)	$23.5	$25.0	(6%)	$16.4	43%	$48.5	$33.8	44%
Cash and Cash Equivalents	$108.2	$61.7	75%	$37.7	187%	$108.2	$37.7	187%
Working Capital (Deficit) (1)	$119.1	$57.8	106%	($0.9)	13335%	$119.1	($0.9)	13335%
Shareholders
Earnings (Loss) per Share ("EPS")-Basic	$0.04	($0.05)	180%	($0.02)	280%	($0.01)	($0.03)	73%
Adjusted EPS(1) (see page 35)	$0.03	$0.03	2%	($0.03)	216%	$0.06	($0.03)	306%
Cash Flow per Share(1)	$0.15	$0.16	(8%)	$0.14	8%	$0.31	$0.28	9%

(1)

The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 32 to 36 for a reconciliation of non-GAAP to GAAP measures.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 36.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 1

2016 SECOND QUARTER HIGHLIGHTS

Second Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed/Tonnes Milled	245,753	209,039	157,871	80,739	69,863	34,917	798,182
Silver Ounces Produced	605,615	622,321	599,526	399,520	411,686	206,262	2,844,930
Silver Equivalent Ounces Produced	1,559,410	623,070	948,552	682,443	492,669	375,464	4,681,608
Cash Costs per Ounce	($2.86)	$12.41	$7.33	$7.90	$8.67	$5.93	$6.41
All-in Sustaining Cost per Ounce	$1.81	$13.85	$9.43	$10.05	$10.20	$10.34	$10.97
Total Production Cost per Tonne	$43.89	$35.13	$37.12	$52.95	$65.75	$87.01	$44.97

Operational

•

In the second quarter, the Company produced 4,681,608 silver equivalents ounces, a decrease of 8% compared to the first quarter of 2016. The decrease in production was primarily attributed to an 8% decrease in average silver grades due to lower grades at the La Encantada and Santa Elena mines.

•

Cash cost per ounce in the quarter was $6.41, an increase of 28% or $1.41 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily the result of lower silver grades at the La Encantada and Santa Elena mines, as well as lower lead grades at the La Parrilla mine during the quarter. Compared to the same quarter of the prior year, cash cost per ounce decreased by 27% or $2.33 per ounce. The improvement was a result of the acquisition of the Santa Elena mine in the fourth quarter of 2015, as well as ongoing company-wide cost reduction efforts and a focus on producing profitable ounces.

•

All-in sustaining cost per ounce (“AISC”) in the second quarter was $10.97, an increase of 22% or $2.00 per ounce compared to the previous quarter but is well below the annual guidance of $12.29 to $13.36 per ounce. The increase in AISC was primarily attributed to increases in cash cost per ounce and general and administrative expenses incurred in the second quarter.

Financial

•

Generated revenues of $66.1 million in the quarter, an increase of 22% or $11.9 million compared to the second quarter of 2015 primarily due to 22% increase in silver equivalent ounces sold as a result of production from the Santa Elena mine, which was acquired in October 2015. For the six months ended June 30, 2016, even though the average realized silver price was $1.03 per ounce lower than in the previous year, revenue increased by 22% as a result of a 29% increase in silver equivalent ounces sold.

•

The Company recognized mine operating earnings of $9.9 million compared to mine operating earnings of $3.4 million in the second quarter of 2015. The increase in mine operating earnings was primarily driven by an increase in production levels and a decrease in production costs.

•

Earnings before income taxes were $9.2 million in the second quarter, compared to a loss of $4.4 million in the same quarter of the prior year, primarily due to an increase in mine operating earnings and a $4.6 million unrealized gain on the Company’s investment in marketable securities.

•

Cash flow from operations before movements in working capital and income taxes in the quarter was $23.5 million ($0.15 per share) compared to $16.4 million ($0.14 per share) in the second quarter of 2015.

•	The Company generated net earnings of $6.1 million (earnings per share of $0.04) compared to a net loss of $2.6 million (loss per share of $0.02) in the second quarter of 2015.
•	Cash and cash equivalents increased from $61.7 million to $108.2 million during the second quarter, while working capital improved from $57.8 million to $119.1 million.

Corporate Developments

•

On May 12, 2016, the Company closed a CAD$57.5 million bought-deal private placement with a syndicate of underwriters for the issuance of 5,250,900 common shares at a price of CAD$10.95 per common share.

•

On July 12, 2016, the Company entered into a debt settlement agreement with First Mining Finance Corp. (“First Mining”) to settle $1.2 million in loan receivables. Pursuant to the agreement, First Mining will settle $0.5 million of the debt through issuance of 820,440 of its common shares at a deemed price of CAD$0.80 per share. The remaining balance of $0.7 million will be paid in cash in twelve equal monthly cash payments.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 2

2016 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for the remainder of 2016. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is updating its 2016 annual silver production estimate to be in the range of 10.7 million to 11.9 million ounces, or 16.8 million to 18.7 million silver equivalent ounces, compared to the previous guidance of 12.0 million to 13.3 million ounces of silver, or 17.8 million to 19.8 million silver equivalent ounces. The 11% decrease in silver production is primarily due to lower throughput rates at Del Toro and La Guitarra compared to prior estimates. Silver equivalent ounces were also revised to reflect the effect of an increase in silver price on equivalent ounces from other by-product metals. Annual cash cost is now expected to be within the range of $5.40 to $6.00 per payable silver ounce, a 23% reduction compared to the previous guidance of $7.11 to $7.60 per ounce. AISC is also expected to decrease to $11.50 to $12.35 per payable silver ounce, a 7% reduction compared to the original guidance of $12.29 to $13.36 per ounce.

The table below details the Company’s updated production and cost guidance on a mine-by-mine basis:

	Silver Oz	Silver Eqv Oz(1)	Cash Cost(3)	AISC(2)(3)
Mine	('000s)	('000s)	($/oz)	($/oz)
Santa Elena	2,160 - 2,400	5,400 - 6,000	($4.04) - ($3.54)	$1.77 - $2.64
La Encantada	2,520 - 2,800	2,520 - 2,800	$10.20 - $10.93	$12.21 - $13.08
La Parrilla	2,250 - 2,500	3,420 - 3,800	$5.99 - $6.49	$9.98 - $10.68
Del Toro	1,350 - 1,500	2,250 - 2,500	$7.51 - $8.01	$11.48 - $12.17
San Martin	1,710 - 1,900	1,980 - 2,200	$7.37 - $7.87	$10.50 - $11.21
La Guitarra	720 - 800	1,260 - 1,400	$6.44 - $7.16	$18.34 - $19.93
Consolidated	10,710 - 11,900	16,830 - 18,700	$5.40 - $6.00	$11.50 - $12.35

(1)	Metal price assumptions for calculation of silver equivalent ounces are based on: silver $20.00/oz; gold $1,350/oz; lead $0.80/lb; and zinc $1.00/lb.
(2)	Consolidated AISC includes general and administrative cost estimates of $1.36 to $1.45 per payable silver ounce, share-based payments expense of $0.36 to $0.38 per ounce and accretion of decommissioning liabilities of $0.08 per ounce.
(3)	Currency assumption of 18.5:1 MXP:USD used for purposes of cash cost and AISC estimates.

With proceeds from the CAD$57.5 million private placement completed in May 2016, the Company plans to expand its development and exploration program budget by $20.9 million in the second half of the year, including an increase in planned development and exploration metres of 51% and 71%, respectively. The expanded development and exploration program applies to all of the Company’s operations and will focus to perform in-fill drilling to support underground mining activities and further delineate Reserves and Resources at each mining unit, with a significant portion attributed to expanding the Reserves and Resources at La Guitarra in preparation of the 1,000 tpd mine and mill expansion.

In addition, the Company has budgeted several expansionary projects in the second half of 2016 with short payback periods, consisting of:

  La Encantada – roasting plant construction for $8.8 million ($5.8 million in 2016 H2 with the remainder of the investment in 2017). Once in production, the Company expects to recover an additional 1.5 million ounces of silver from the reprocessing of above ground tailings;
  La Guitarra – $3.7 million for the acquisition and rehabilitation of underground equipment for the increase in development in preparation of the 1,000 tpd expansion in order to achieve economies of scale in production costs;
  San Martin – installation of tailings filter press for $1.3 million in order to recover water, reduce cyanide consumption and tailings costs and environmental risks;
  Plomosas – $2.6 million for the reconditioning of the main access and underground drifts, a 5,000 metre underground diamond drilling program, to develop crosscuts to prepare future underground drill stations and to obtain surface access agreements for future surface permitting; and
  Corporate - central maintenance shop expansion for $0.5 million to increase savings by performing more equipment overhauls per year in-house.

With these additional investments, the Company expects to invest a total of $88.5 million in capital expenditures in 2016, compared to its previous guidance of $63.8 million. These expansionary capital investments are expected to have a positive impact on the Company’s financial and operating results in 2017.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 3

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2016		2015				2014
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
La Encantada	209,039	189,140	242,109	252,377	189,811	167,270	186,411	169,659
La Parrilla	157,871	151,916	149,504	166,815	178,736	172,647	175,830	178,252
Del Toro	80,739	86,869	111,448	124,093	162,089	157,934	175,552	134,474
San Martin	69,863	75,863	83,442	87,883	89,506	88,362	96,651	92,498
La Guitarra	34,917	43,265	42,249	43,864	42,494	45,396	49,084	46,313
Santa Elena	245,753	242,539	254,625	-	-	-	-	-
Consolidated	798,182	789,591	883,377	675,032	662,637	631,609	683,528	621,196
Silver equivalent ounces produced
La Encantada	623,070	832,957	716,023	669,994	605,299	548,124	792,605	813,701
La Parrilla	948,552	1,001,359	1,051,679	919,167	985,107	1,080,445	1,159,177	1,168,240
Del Toro	682,443	578,556	586,672	750,458	1,159,484	1,327,628	1,264,751	712,860
San Martin	492,669	580,922	576,675	766,733	696,580	682,071	698,605	584,822
La Guitarra	375,464	363,884	382,953	451,684	356,089	267,002	332,389	243,913
Santa Elena	1,559,410	1,725,417	1,506,405	-	-	-	-	-
Consolidated	4,681,608	5,083,095	4,820,408	3,558,035	3,802,558	3,905,270	4,247,527	3,523,536
Silver ounces produced
La Encantada	622,321	830,787	714,057	668,124	602,869	544,735	788,369	806,055
La Parrilla	599,526	575,969	605,605	585,414	620,839	622,237	646,283	705,928
Del Toro	399,520	311,400	331,225	424,413	664,969	841,026	817,754	495,714
San Martin	411,686	480,413	485,227	642,473	597,328	571,937	592,698	509,046
La Guitarra	206,262	214,312	245,358	272,885	230,499	196,920	229,463	163,696
Santa Elena	605,615	661,292	673,969	-	-	-	-	-
Consolidated	2,844,930	3,074,173	3,055,442	2,593,309	2,716,503	2,776,855	3,074,567	2,680,439
Cash cost per ounce
La Encantada	$12.41	$8.49	$11.00	$12.64	$14.65	$14.27	$11.50	$11.39
La Parrilla	$7.33	$5.39	$7.18	$10.11	$10.72	$7.75	$7.42	$5.87
Del Toro	$7.90	$9.52	$9.25	$8.91	$4.34	$5.09	$7.03	$15.94
San Martin	$8.67	$5.83	$7.20	$5.62	$6.25	$6.29	$7.32	$9.60
La Guitarra	$5.93	$8.27	$7.02	$3.62	$6.74	$11.28	$9.45	$10.91
Santa Elena	$(2.86)	$(3.34)	$(2.84)	-	-	-	-	-
Consolidated	$6.41	$5.00	$6.04	$8.77	$8.74	$8.22	$8.51	$10.41
All-in sustaining cost per ounce
La Encantada	$13.85	$9.33	$14.29	$16.01	$18.32	$17.85	$17.76	$17.32
La Parrilla	$9.43	$7.06	$9.98	$14.43	$14.48	$12.58	$11.09	$11.77
Del Toro	$10.05	$10.76	$11.30	$11.89	$6.97	$7.25	$10.16	$25.39
San Martin	$10.20	$7.52	$9.83	$8.87	$9.62	$8.69	$9.54	$14.11
La Guitarra	$10.34	$12.91	$14.24	$9.68	$13.32	$17.71	$17.21	$27.74
Santa Elena	$1.81	$1.68	$1.44	-	-	-	-	-
Consolidated	$10.97	$8.97	$11.28	$14.41	$14.49	$13.88	$14.43	$19.89
Production cost per tonne
La Encantada	$35.13	$34.91	$30.92	$31.93	$44.21	$43.96	$45.29	$50.82
La Parrilla	$37.12	$35.29	$38.99	$40.62	$46.49	$42.64	$42.68	$44.48
Del Toro	$52.95	$53.30	$45.22	$47.59	$42.99	$47.87	$46.83	$66.95
San Martin	$65.75	$53.32	$54.22	$58.71	$56.09	$58.06	$59.34	$64.57
La Guitarra	$87.01	$66.88	$57.02	$52.92	$54.58	$48.88	$47.30	$48.01
Santa Elena	$43.89	$42.05	$44.45	-	-	-	-	-
Consolidated	$44.97	$42.72	$41.44	$41.81	$46.80	$46.90	$47.15	$54.34

First Majestic Silver Corp. 2016 Second Quarter Report	Page 4

Operating Results – Consolidated Operations

Key Performance Metrics	2016-Q2	2016-Q1	Change	2015-Q2	Change	2016-YTD	2015-YTD	Change
Production
Ore processed/tonnes milled	798,182	789,591	1%	662,637	20%	1,587,774	1,294,247	23%
Average silver grade (g/t)	148	161	(8%)	182	(19%)	154	184	(16%)
Recovery (%)	75%	75%	(0%)	70%	7%	75%	72%	5%

Total silver ounces produced	2,844,930	3,074,173	(7%)	2,716,503	5%	5,919,103	5,493,357	8%
Total payable silver ounces produced	2,762,703	2,993,547	(8%)	2,622,186	5%	5,756,249	5,272,816	9%
Gold ounces produced	16,371	16,870	(3%)	3,528	364%	33,241	6,498	412%
Pounds of lead produced	8,825,234	8,637,429	2%	11,078,235	(20%)	17,462,663	22,365,115	(22%)
Pounds of zinc produced	3,837,301	4,030,810	(5%)	3,824,737	0%	7,868,111	10,174,429	(23%)
Total production-ounces silver equivalent	4,681,608	5,083,095	(8%)	3,802,558	23%	9,764,704	7,707,828	27%

Underground development (m)	11,738	10,007	17%	10,259	14%	21,745	20,088	8%
Diamond drilling (m)	19,342	6,697	189%	16,268	19%	26,039	21,693	20%

Costs
Mining cost per ounce	$4.71	$4.10	15%	$4.47	5%	$4.39	$4.34	1%
Milling cost per ounce	5.63	5.07	11%	4.99	13%	5.34	4.90	9%
Indirect cost per ounce	2.65	2.10	26%	2.36	12%	2.36	2.25	5%
Total production cost per ounce	$12.99	$11.27	15%	$11.83	10%	$12.10	$11.50	5%
Transport and other selling costs per ounce	0.40	0.40	(0%)	0.47	(15%)	0.40	0.52	(22%)
Smelting and refining costs per ounce	2.31	2.16	7%	2.68	(14%)	2.23	2.90	(23%)
Environmental duty and royalties per ounce	0.12	0.11	15%	0.12	5%	0.11	0.12	(5%)
Cash cost per ounce before by-product credits	$15.83	$13.94	14%	$15.10	5%	$14.85	$15.03	(1%)
Deduct: By-product credits	(9.41)	(8.95)	5%	(6.36)	48%	(9.17)	(6.55)	40%
Cash cost per ounce	$6.41	$5.00	28%	$8.74	(27%)	$5.68	$8.48	(33%)

Workers’ Participation	0.14	0.04	225%	0.13	10%	0.09	0.06	41%
General and administrative expenses	1.56	1.22	27%	1.54	1%	1.39	1.55	(11%)
Share-based payments	0.39	0.38	3%	0.59	(33%)	0.39	0.60	(35%)
Accretion of decommissioning liabilities	0.08	0.07	7%	0.07	6%	0.07	0.07	1%
Sustaining capital expenditures	2.38	2.25	6%	3.42	(30%)	2.31	3.41	(32%)
All-In Sustaining Costs per ounce	$10.97	$8.97	22%	$14.49	(24%)	$9.93	$14.18	(30%)

Mining cost per tonne	$16.31	$15.54	5%	$17.69	(8%)	$15.93	$17.69	(10%)
Milling cost per tonne	19.50	19.21	1%	19.75	(1%)	19.36	19.98	(3%)
Indirect cost per tonne	9.16	7.97	15%	9.36	(2%)	8.57	9.17	(7%)
Total production cost per tonne	$44.97	$42.72	5%	$46.80	(4%)	$43.85	$46.85	(6%)

Production

Total production for the quarter was 4,681,608 silver equivalent ounces and consisted of 2,844,930 ounces of silver, 16,371 ounces of gold, 8,825,234 pounds of lead and 3,837,301 pounds of zinc. Compared to the previous quarter, total production decreased by 8% primarily attributed to an 8% decrease in average silver grades related with lower grades at the La Encantada and Santa Elena mines. The decrease in silver grades at the Santa Elena mine was due to planned mine sequencing of the Main Vein and accessing areas of the heap leach pad that contained overall lower grades. Silver grades at La Encantada averaged 169 g/t during the quarter, or a 24% decrease compared to the prior quarter primarily due to the blending of lower grade ore from previously mined stopes. The La Encantada mine is currently developing stope 291, a high grade structure in close proximity to the San Javier breccia, in an effort to increase grades in the second half of 2016.

During the second quarter, the Company processed a total of 798,182 tonnes of ore, reflecting a 1% increase compared to the first quarter of 2016. Combined silver recoveries averaged 75% remaining consistent with the previous quarter.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $6.41 per payable ounce of silver, an increase of 28% from $5.00 per ounce in the first quarter of 2016. The increase in cash cost per ounce was primarily the result of lower grades at the La Encantada and Santa Elena mines due to change in mining sequence discussed above.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 5

Compared to the same quarter of 2015, cash cost per ounce decreased 27% from $8.74 per ounce. The decrease in cash cost per ounce was primarily the result of an ongoing company-wide cost reduction efforts and a focus on producing only profitable ounces, which resulted in significant cost savings in contractor, haulage, energy and reagents. Santa Elena, the Company’s recently acquired mine, had a negative cash cost of ($2.86) per ounce, which also contributed to the significant reduction in the Company’s consolidated cash cost.

All-In Sustaining Cost per Ounce

Consolidated AISC for the quarter was $10.97 per ounce, a 22% or $2.00 increase compared to $8.97 per ounce in the previous quarter. The increase in AISC was primarily attributed to an increases in cash cost per ounce and general and administrative expenses incurred in the second quarter.

Compared to the same quarter of the prior year, AISC decreased by 24% or $3.52 per ounce compared to $14.49 per ounce. AISC reduced significantly due to a $2.33 reduction in cash costs per ounce, as well as decreases in sustaining capital expenditures. AISC was also lower due to the recent addition of the Santa Elena mine, which had an AISC of $1.81 per ounce in the quarter. Sustaining capital expenditures are expected to increase in the second half of the year to catch up with expanded program targets and newly available budget. See “2016 Second Half Outlook” for more detail.

Development and Exploration

A total of 11,738 metres of underground development was completed during the quarter, compared to 10,007 metres developed in the previous quarter and 10,259 metres completed in the second quarter of 2015. The increase in mine development compared to the previous quarter was due to programs delayed in the first quarter.

At quarter end, 17 diamond drill rigs were active at the Company’s six operating mines. During the quarter, a total of 19,342 metres were drilled compared to 6,697 metres drilled in the first quarter and 16,268 metres drilled in the second quarter of 2015. The Company’s exploration program, focusing on underground expansion of known ore bodies at all six mines, ramped up in the second quarter to catch up with program targets after a slow initiation at the beginning of the year due to budgeting and permitting delays.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 6

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions that total 51,172 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) on October 1, 2015. The Santa Elena operating plan involves the combined processing of ore from its underground reserves, the remaining reserves in the open pit, and spent ore from the previous heap leach pad with a 3,000 tpd cyanidation circuit. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2016-Q2	2016-Q1	Change	2016-YTD
PRODUCTION
Ore processed/tonnes milled	245,753	242,539	1%	488,292
Average silver grade (g/t)	86	98	(12%)	92
Recovery (%)	89%	87%	2%	88%

Total silver ounces produced	605,615	661,292	(8%)	1,266,907
Total payable silver ounces produced	604,707	660,300	(8%)	1,265,006
Gold ounces produced	12,704	13,383	(5%)	26,088
Total production-ounces silver equivalent	1,559,410	1,725,417	(10%)	3,284,827

Underground development (m)	2,931	2,480	18%	5,412
Diamond drilling (m)	3,509	146	2303%	3,655

COST
Mining cost per ounce	$6.27	$4.75	32%	$5.48
Milling cost per ounce	9.58	9.02	6%	9.29
Indirect cost per ounce	1.99	1.68	18%	1.82
Total production cost per ounce	$17.84	$15.44	15%	$16.59
Transport and other selling costs per ounce	0.17	0.15	13%	0.16
Smelting and refining costs per ounce	0.24	0.33	(29%)	0.29
Environmental duty and royalties per ounce	0.20	0.19	6%	0.20
Cash cost per ounce before by-product credits	$18.45	$16.12	14%	$17.23
Deduct: By-product credits	(21.31)	(19.46)	9%	(20.34)
Cash cost per ounce	($2.86)	($3.34)	(14%)	($3.11)

Accretion of decommissioning liabilities	0.06	0.06	8%	0.06
Sustaining capital expenditures	4.62	4.96	(7%)	4.80
All-In Sustaining Costs per ounce	$1.81	$1.68	8%	$1.74

Mining cost per tonne	$15.43	$12.92	19%	$14.19
Milling cost per tonne	23.57	24.56	(4%)	24.06
Indirect cost per tonne	4.89	4.56	7%	4.73
Total production cost per tonne	$43.89	$42.05	4%	$42.97

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at June 30, 2016, the Santa Elena mine has delivered 38,558 ounces of gold to Sandstorm to date.

During the quarter, Santa Elena exceeded guidance by producing 605,615 silver ounces and 12,704 ounces of gold for a total quarterly production of 1,559,410 silver equivalent ounces, a decrease of 10% compared to 1,725,417 silver equivalent ounces in the previous quarter primarily due to a slight reduction in silver and gold grades from both the above ground heap leach pad and underground production areas.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 7

Silver recoveries increased to 89%, up from 87% compared to the previous quarter. Gold grades and recoveries averaged 1.69 g/t and 95%, respectively, compared to 1.82 g/t and 94% in the previous quarter. Improvement in recoveries were attributed to throughput control and mill enhancements made to improve finer grinding. Compared to the previous quarter, grades decreased slightly due to planned mine sequencing of the Main Vein and accessing areas of the heap leach pad that contained overall lower grades. The lower grades from the Main Vein were slightly offset by higher grades from the Alejandra vein.

The mill processed a total of 245,753 tonnes during the quarter, consisting of 124,772 tonnes (1,371 tpd) of underground ore and 120,981 tonnes (1,329 tpd) from the above ground heap leach pad. This compares with a total of 242,539 tonnes processed during the previous quarter, consisting of 118,337 tonnes (equivalent to 1,300 tpd) of underground ore and 124,202 tonnes (equivalent to 1,365 tpd) from the above ground heap leach pad.

Cash costs in the second quarter was negative ($2.86) per payable silver ounce, attributed primarily to high byproduct credits from the mine’s high gold production. Compared to the previous quarter, cash costs increased slightly from negative cash costs of ($3.34) per payable silver ounce, primarily due to lower head grades due to change in mining sequence, and temporary higher labour and contractor costs as the mine is transitioning some of its mining activities from contractor to employees.

A total of 2,931 metres of underground development were completed in the second quarter compared to 2,480 metres of development in the previous quarter. In the quarter, the Company completed its development of the portal ramp to access the Tortugas vein. In addition, at the end of the quarter, total development of the new San Salvador ramp reached 426 metres, or 19% of the 2,300 metre development plan. The new ramp is scheduled to connect to the Main Vein area along level 575 by the end of 2016. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase the underground production capacity.

Two underground drill rigs were active on the Santa Elena property during the quarter, with 3,509 metres drilled compared to 146 metres drilled in the previous quarter. The intent of the drilling program was to delineate the planned stopes in the Santa Elena main vein and the Tortuga vein, and to locate the hanging-wall fault that drives the stope width when it gets closer to the main vein. The Company is also currently drilling the Santa Elena North Vein from surface and expects to begin surface drilling on the Ermitaño West property in the third quarter.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 8

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2016-Q2	2016-Q1	Change	2015-Q2	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	157,871	151,916	4%	178,736	(12%)	309,787	351,383	(12%)
Average silver grade (g/t)	143	144	(1%)	142	1%	143	142	1%
Recovery (%)	83%	82%	1%	76%	8%	82%	78%	6%

Total silver ounces produced	599,526	575,969	4%	620,839	(3%)	1,175,495	1,243,075	(5%)
Total payable silver ounces produced	553,123	527,922	5%	576,856	(4%)	1,081,046	1,131,618	(4%)
Gold ounces produced	230	223	3%	295	(22%)	452	564	(20%)
Pounds of lead produced	2,894,123	3,767,247	(23%)	2,043,654	42%	6,661,371	3,672,894	81%
Pounds of zinc produced	3,837,301	4,030,810	(5%)	3,824,737	0%	7,868,111	10,174,429	(23%)
Total production-ounces silver equivalent	948,552	1,001,359	(5%)	985,107	(4%)	1,949,911	2,065,551	(6%)

Underground development (m)	1,834	1,790	2%	1,901	(4%)	3,624	3,978	(9%)
Diamond drilling (m)	3,030	1,517	100%	4,356	(30%)	4,547	5,793	(22%)

COST
Mining cost per ounce	$4.45	$4.38	2%	$6.95	(36%)	$4.42	$6.43	(31%)
Milling cost per ounce	3.83	3.88	(1%)	5.07	(24%)	3.85	5.11	(25%)
Indirect cost per ounce	2.31	1.90	22%	2.38	(3%)	2.11	2.31	(9%)
Total production cost per ounce	$10.60	$10.15	4%	$14.41	(26%)	$10.38	$13.85	(25%)
Transport and other selling costs per ounce	0.58	0.85	(32%)	0.70	(18%)	0.71	0.90	(21%)
Smelting and refining costs per ounce	4.77	6.24	(24%)	4.65	2%	5.49	5.20	5%
Environmental duty and royalties per ounce	0.15	0.12	23%	0.19	(18%)	0.14	0.20	(28%)
Cash cost per ounce before by-product credits	$16.09	$17.36	(7%)	$19.95	(19%)	$16.71	$20.15	(17%)
Deduct: By-product credits	(8.76)	(11.97)	(27%)	(9.22)	(5%)	(10.33)	(10.88)	(5%)
Cash cost per ounce	$7.33	$5.39	36%	$10.72	(32%)	$6.38	$9.27	(31%)

Workers’ Participation	0.36	0.00	100%	0.00	100%	0.19	0.00	100%
Accretion of decommissioning liabilities	0.06	0.06	(6%)	0.07	(12%)	0.06	0.07	(13%)
Sustaining capital expenditures	1.67	1.61	4%	3.69	(55%)	1.64	4.21	(61%)
All-In Sustaining Costs per ounce	$9.43	$7.06	34%	$14.48	(35%)	$8.27	$13.55	(39%)

Mining cost per tonne	$15.61	$15.22	3%	$22.44	(30%)	$15.42	$20.71	(26%)
Milling cost per tonne	13.42	13.48	(0%)	16.37	(18%)	13.45	16.46	(18%)
Indirect cost per tonne	8.09	6.59	23%	7.68	5%	7.35	7.43	(1%)
Total production cost per tonne	$37.12	$35.29	5%	$46.49	(20%)	$36.22	$44.60	(19%)

Total production from the La Parrilla mine was 948,552 silver equivalent ounces during the quarter, a decrease of 5% compared to 1,001,359 equivalent ounces of silver in the previous quarter. During the quarter, the lead circuit processed an average lead grade of 1.4% with recoveries of 85% for a total lead production of 2,894,123 pounds, representing a 23% decrease compared to the previous quarter. The decrease in lead production was primarily attributed to lower head grades. The zinc circuit processed an average zinc grade of 2.2% with recoveries of 68% for a total zinc production of 3,837,301 pounds, representing a 5% decrease compared to the previous quarter primarily due to lower head grades. Compared to the second quarter of 2015, total production decreased 4% from 985,107 equivalent ounces of silver. The decrease was primarily attributed to a 12% decrease in throughput, partially offset by higher recoveries.

During the quarter, the flotation circuit processed 114,930 tonnes (1,263 tpd) with an average silver grade of 155 g/t and an 88% recovery while the cyanidation circuit processed 42,941 tonnes (472 tpd) with an average silver grade of 110 g/t and a 64% recovery for total production of 948,552 silver equivalent ounces.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 9

Cash cost in the quarter was $7.33 per ounce, an increase of 36% compared to the previous quarter and a decrease of 32% compared to the second quarter of 2015. The increase in cash costs was primarily attributed to lower by-product credits from reduced lead and zinc production. Compared to the same quarter of the prior year, the improvement in production costs was attributed to management’s decision to focus on profitable ounces, leaving higher cost ounces in the ground, resulting in the planned reduction of cyanidation circuit throughput and significant savings in contractor, electricity, reagent and maintenance costs.

A total of 1,834 metres of underground development were completed in the quarter, compared to 1,790 metres in the first quarter of 2016 and 1,901 metres in the second quarter of 2015. A total of 3,030 metres of diamond drilling were completed in the quarter compared to 1,517 metres of diamond drilling in the first quarter of 2016 and 4,356 metres in the first quarter of 2015. Two underground drill rigs were active during the quarter as the focus of the 2016 exploration program is on the Rosarios mine, Intermedia veins and the San Nicolas system, where drilling results have indicated potential for the lateral and in-depth extension of known structures.

In July 2016, the Company is planning to complete a 2,284 line kilometre, high resolution, airborne magnetic survey covering over 28,750 hectares at La Parrilla. This geophysical work will support the ground exploration activities by defining geophysical anomalies for targeting additional mineralization around the La Parrilla complex.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 10

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2016-Q2	2016-Q1	Change	2015-Q2	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	209,039	189,140	11%	189,811	10%	398,179	357,081	12%
Average silver grade (g/t)	169	224	(24%)	178	(5%)	195	177	10%
Recovery (%)	55%	61%	(10%)	56%	(2%)	58%	57%	3%

Total silver ounces produced	622,321	830,787	(25%)	602,869	3%	1,453,108	1,147,604	27%
Total payable silver ounces produced	619,832	827,464	(25%)	600,458	3%	1,447,296	1,143,014	27%
Gold ounces produced	10	27	(63%)	33	(70%)	37	80	(54%)
Total production-ounces silver equivalent	623,070	832,957	(25%)	605,299	3%	1,456,027	1,153,423	26%

Underground development (m)	1,043	1,189	(12%)	2,021	(48%)	2,232	5,010	(55%)
Diamond drilling (m)	3,062	-	100%	5,309	(42%)	3,062	6,137	(50%)

COST
Mining cost per ounce	$2.95	$2.13	39%	$3.97	(26%)	$2.48	$3.90	(36%)
Milling cost per ounce	6.40	4.15	54%	6.94	(8%)	5.12	6.85	(25%)
Indirect cost per ounce	2.49	1.70	47%	3.07	(19%)	2.04	3.02	(33%)
Total production cost per ounce	$11.85	$7.98	49%	$13.98	(15%)	$9.64	$13.77	(30%)
Transport and other selling costs per ounce	0.27	0.20	33%	0.23	18%	0.23	0.23	1%
Smelting and refining costs per ounce	0.29	0.31	(6%)	0.39	(24%)	0.31	0.42	(27%)
Environmental duty and royalties per ounce	0.04	0.03	15%	0.09	(60%)	0.03	0.09	(63%)
Cash cost per ounce before by-product credits	$12.45	$8.53	46%	$14.69	(15%)	$10.21	$14.51	(30%)
Deduct: By-product credits	(0.04)	(0.04)	6%	(0.04)	6%	(0.04)	(0.04)	3%
Cash cost per ounce	$12.41	$8.49	46%	$14.65	(15%)	$10.17	$14.47	(30%)

Workers’ Participation	0.17	0.05	237%	0.34	(50%)	0.10	0.17	(42%)
Accretion of decommissioning liabilities	0.08	0.06	32%	0.09	(9%)	0.07	0.10	(26%)
Sustaining capital expenditures	1.19	0.73	63%	3.24	(63%)	0.92	3.36	(72%)
All-In Sustaining Costs per ounce	$13.85	$9.33	48%	$18.32	(24%)	$11.26	$18.09	(38%)

Mining cost per tonne	$8.75	$9.32	(6%)	$12.57	(30%)	$9.02	$12.48	(28%)
Milling cost per tonne	18.99	18.17	5%	21.94	(13%)	18.60	21.94	(15%)
Indirect cost per tonne	7.40	7.42	(0%)	9.70	(24%)	7.41	9.68	(23%)
Total production cost per tonne	$35.13	$34.91	1%	$44.21	(21%)	$35.03	$44.10	(21%)

A total of 623,070 equivalent ounces of silver were produced by the La Encantada processing plant during the quarter. Production in the second quarter decreased by 25% from 832,957 equivalent ounces of silver in the first quarter of 2016. The decrease in production was primarily due to lower silver grades and recoveries. Compared to the same quarter of the prior year, total production increased by 3% due to a 10% increase in tonnes milled, partially offset by 5% lower silver grades.

Tonnage milled in the quarter was 209,039 tonnes, compared to 189,140 tonnes in the previous quarter and 189,811 tonnes in the second quarter of 2015. During the previous quarter, the processing plant operated at a reduced throughput rate due to down time related to maintenance of the crushing, grinding and filtration areas. Repair work was completed in April, on schedule, allowing mill processing rates to return to normal operating levels in May. However, throughput rates were reduced slightly in June due to heavy rains causing ore and surface stockpiles to become unusually wet.

Silver grades averaged 169 g/t during the quarter, a 24% decrease compared to the previous quarter and a 5% decrease compared to the second quarter of 2015, primarily due to the blending of lower grade ore from previously mined stopes. The Company is currently developing stope 291, a high grade structure in close proximity to the San Javier breccia, in an effort to increase grades in the second half of 2016.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 11

Cash cost per ounce for the quarter was $12.41 compared to $8.49 in the previous quarter and $14.65 in the same quarter of the previous year. Increase in cash cost per ounce compared to the previous quarter was primarily attributed to lower silver head grades as a result of change in mining sequence. A new high grade area was discovered in close proximity of the San Javier breccia and is undergoing development planning. Total production cost per tonne for the quarter was $35.13, comparable to the first quarter of 2016 and 21% lower compared to the second quarter of 2015.

The roasting project was advanced in the second quarter with the completion of the analysis of using pulverized coal as the primary source for fuel combustion. The Company is now advancing on full scale engineering work to design the furnace and other auxiliary parts for manufacturing by the end of the year. The estimated capital investment to construct the roasting plant and its satellite facilities is estimated at approximately $8.8 million and would take 12 months to bring into production. Once in full production, the Company expects to recover an additional 1.5 million ounces overall from the reprocessing of above ground tailings.

A total of 1,043 metres were developed underground in the quarter compared to 1,189 metres in the first quarter of 2016 and 2,021 metres in the second quarter of 2015. Mine development efforts are currently focused on the preparation of the San Javier breccia and high grade narrow veins in order to increase production of low-cost profitable ounces.

A total of 3,062 metres were drilled in the second quarter compared to nil metres in the previous quarter. The 2016 drilling program commenced in April and will focus on the newly discovered Maria Isabel breccia in close proximity to current operating areas.

The Company recently completed a 1,297 line kilometre, high resolution, airborne magnetic survey covering over 8,700 hectares at La Encantada. This geophysical work will support the ground exploration activities by defining geophysical anomalies for targeting additional mineralization.

On June 26, 2016, a minor spillover occurred from Plant 2 caused by heavy seasonal rains filled the emergency containment overflow area to its maximum capacity of water. Most of the spillage was contained within the Company’s property. Restoration and cleanup crews immediately began neutralizing the affected area and reinforced the containment area. A water pump was installed to collect the rain-sludge solution for pumping back to the processing tanks. The transportation of the solution and the cleanup process was completed on July 6, 2016. Furthermore, the Company does not expect this incident to have any significant impact on operations or the local environment.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 12

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 1,047 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2016-Q2	2016-Q1	Change	2015-Q2	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	80,739	86,869	(7%)	162,089	(50%)	167,608	320,024	(48%)
Average silver grade (g/t)	192	143	34%	178	8%	166	195	(15%)
Recovery (%)	80%	78%	3%	72%	12%	79%	75%	6%

Total silver ounces produced	399,520	311,400	28%	664,969	(40%)	710,920	1,505,994	(53%)
Total payable silver ounces produced	378,405	294,943	28%	629,825	(40%)	673,348	1,426,403	(53%)
Gold ounces produced	96	97	(1%)	106	(9%)	194	288	(33%)
Pounds of lead produced	5,931,111	4,870,181	22%	9,034,581	(34%)	10,801,292	18,692,221	(42%)
Total production-ounces silver equivalent	682,443	578,556	18%	1,159,484	(41%)	1,261,000	2,487,112	(49%)

Underground development (m)	1,754	1,201	46%	1,813	(3%)	2,955	3,499	(16%)
Diamond drilling (m)	3,306	1,278	159%	5,200	(36%)	4,584	7,486	(39%)

COST
Mining cost per ounce	$4.98	$7.76	(36%)	$4.33	15%	$6.19	$4.04	53%
Milling cost per ounce	3.47	4.54	(24%)	4.73	(27%)	3.94	4.38	(10%)
Indirect cost per ounce	2.85	3.40	(16%)	2.00	43%	3.10	1.76	76%
Total production cost per ounce	$11.30	$15.70	(28%)	$11.06	2%	$13.22	$10.19	30%
Transport and other selling costs per ounce	0.77	0.92	(16%)	0.74	4%	0.84	0.71	18%
Smelting and refining costs per ounce	6.80	6.35	7%	4.85	40%	6.60	4.82	37%
Environmental duty and royalties per ounce	0.09	0.09	6%	0.09	4%	0.09	0.10	(7%)
Cash cost per ounce before by-product credits	$18.96	$23.05	(18%)	$16.74	13%	$20.75	$15.81	31%
Deduct: By-product credits	(11.06)	(13.53)	(18%)	(12.40)	(11%)	(12.14)	(11.05)	10%
Cash cost per ounce	$7.90	$9.52	(17%)	$4.34	82%	$8.61	$4.76	81%

Accretion of decommissioning liabilities	0.10	0.13	(23%)	0.06	66%	0.11	0.06	105%
Sustaining capital expenditures	1.92	1.11	73%	2.57	(25%)	1.57	2.32	(32%)
All-In Sustaining Costs per ounce	$10.05	$10.76	(7%)	$6.97	44%	$10.36	$7.13	45%

Mining cost per tonne	$23.32	$26.33	(11%)	$16.81	39%	$24.88	$18.03	38%
Milling cost per tonne	16.25	15.41	5%	18.40	(12%)	15.82	19.53	(19%)
Indirect cost per tonne	13.38	11.56	16%	7.78	72%	12.43	7.85	58%
Total production cost per tonne	$52.95	$53.30	(1%)	$42.99	23%	$53.13	$45.41	17%

During the second quarter, the Del Toro mine processed 80,739 tonnes of ore with an average silver grade of 192 g/t. Del Toro produced a total of 682,443 silver equivalent ounces, an 18% increase compared to 578,556 ounces produced in the previous quarter. Improvements were made in dilution control, mining and milling activities resulting in both silver grades and recoveries during the quarter, increasing 34% and 3%, respectively. Several high grade veins within the San Juan, Perseverancia and Dolores mines, were also developed during the quarter to provide new production stopes. These were partially offset by 7% decrease in throughput due to dilution control and efforts to improve the economics of the mine and processing plant.

Compared to the same quarter of the prior year, production decreased by 41% due to a 50% decrease in tonnes milled, partially offset by 8% increase in head grades and 12% increase in metallurgical silver recoveries.

Lead grades and recoveries averaged 5.0% and 66%, respectively, producing a total of 5,931,111 pounds of lead, or a 22% increase compared to the previous quarter.

Cash cost per ounce for the quarter was $7.90, a 17% reduction compared to $9.52 per ounce in the previous quarter and an increase of 82% compared to $4.34 in the same quarter of the prior year. The improvement in cash cost per ounce compared to the previous quarter was primarily attributed to increase in silver production, partially offset by lower by-product credits.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 13

The 82% increase in cash cost per ounce compared to the second quarter of 2015 was due to a combination of 40% decrease in silver ounces produced and 11% decrease in byproduct credits.

Total underground development at Del Toro in the current quarter was 1,754 metres compared to 1,201 metres in the first quarter of 2016 and 1,813 metres in the same quarter of the prior year. The increase in development metres compared to the prior year was due to preparation of new development areas for exploitation.

At quarter end, four drill rigs were active at Del Toro and a total of 3,306 metres were completed compared to 1,278 metres in the previous quarter and 5,200 metres in the same quarter of 2015. Drilling at Del Toro was focused on expansion laterally and at depth of known structures in the Lupita area. Current exploration targets include the Santa Teresa, San Nicolas and Carmen Consuelo veins.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 14

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2016-Q2	2016-Q1	Change	2015-Q2	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	69,863	75,863	(8%)	89,506	(22%)	145,726	177,869	(18%)
Average silver grade (g/t)	219	243	(10%)	268	(18%)	231	263	(12%)
Recovery (%)	84%	81%	3%	77%	8%	82%	78%	6%

Total silver ounces produced	411,686	480,413	(14%)	597,328	(31%)	892,099	1,169,265	(24%)
Total payable silver ounces produced	411,274	479,933	(14%)	596,731	(31%)	891,207	1,166,952	(24%)
Gold ounces produced	1,078	1,261	(15%)	1,364	(21%)	2,339	2,875	(19%)
Total production-ounces silver equivalent	492,669	580,922	(15%)	696,580	(29%)	1,073,591	1,378,652	(22%)

Underground development (m)	2,524	2,093	21%	2,208	14%	4,617	4,219	9%
Diamond drilling (m)	4,137	3,113	33%	833	397%	7,250	1,099	560%

COST
Mining cost per ounce	$4.17	$2.97	40%	$2.90	43%	$3.52	$3.14	12%
Milling cost per ounce	4.13	3.71	11%	3.93	5%	3.90	4.02	(3%)
Indirect cost per ounce	2.88	1.75	64%	1.58	82%	2.27	1.54	48%
Total production cost per ounce	$11.17	$8.43	33%	$8.41	33%	$9.69	$8.70	11%
Transport and other selling costs per ounce	0.29	0.26	13%	0.20	47%	0.27	0.17	64%
Smelting and refining costs per ounce	0.23	0.24	(4%)	0.25	(8%)	0.24	0.26	(10%)
Environmental duty and royalties per ounce	0.10	0.10	1%	0.11	(7%)	0.10	0.11	(7%)
Cash cost per ounce before by-product credits	$11.79	$9.02	31%	$8.97	31%	$10.30	$9.23	12%
Deduct: By-product credits	(3.12)	(3.19)	(2%)	(2.72)	15%	(3.16)	(2.96)	7%
Cash cost per ounce	$8.67	$5.83	49%	$6.25	39%	$7.14	$6.27	14%

Workers’ Participation	0.03	0.19	(84%)	0.25	(88%)	0.11	0.12	0%
Accretion of decommissioning liabilities	0.08	0.07	15%	0.06	31%	0.08	0.07	17%
Sustaining capital expenditures	1.42	1.42	(0%)	3.05	(54%)	1.42	2.70	(47%)
All-In Sustaining Costs per ounce	$10.20	$7.52	36%	$9.62	6%	$8.75	$9.17	(4%)

Mining cost per tonne	$24.52	$18.77	31%	$19.36	27%	$21.53	$20.60	5%
Milling cost per tonne	24.30	23.48	3%	26.17	(7%)	23.88	26.38	(9%)
Indirect cost per tonne	16.93	11.07	53%	10.56	60%	13.88	10.09	38%
Total production cost per tonne	$65.75	$53.32	23%	$56.09	17%	$59.28	$57.07	4%

During the quarter, the San Martin mine processed a total of 69,863 tonnes compared to 75,863 tonnes in the previous quarter and 89,506 tonnes in the same quarter of the prior year. The average head grade was 219 g/t, a decrease of 10% compared to the previous quarter and an 18% decrease compared to the same quarter of the prior year.

During the quarter, San Martin produced 411,686 silver ounces and 1,078 ounces of gold for a total production of 492,669 silver equivalent ounces. Total production decreased 15% compared to the prior quarter primarily due to a 10% decrease in silver grade and an 8% decrease in tonnes milled. Compared to the same quarter of the prior year, total production decreased 29% due to a 22% decrease in throughput and an 18% decrease in silver grades, partially offset by an 8% increase in recoveries.

Silver recovery in the quarter was 84%, a 3% increase compared to 81% in the previous quarter and an increase of 8% compared to 77% in the same quarter of the prior year. The increase in recovery was primarily attributed to improved barren solution control and washing efficiency. The Company anticipates grades will gradually increase over the next few quarters as production rates from the Veladora vein are increased to 250 tpd.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 15

During the quarter, total production cost was $65.75 per tonne, a 23% increase compared to $53.32 per tonne in the previous quarter and an increase of 17% compared to same quarter of 2015. Cash cost per ounce was $8.67, a 49% increase from $5.83 per ounce in the previous quarter and a 39% increase compared to the $6.25 per ounce in the second quarter of 2015. The increase in production costs was a result of additional costs associated with preparation of various high grade stopes that will be brought into production in the third quarter and additional ground support costs such as rock-bolting and shot-creting due to the unstable ground conditions.

Engineering work for the installation of the tailings filter presses continued during the quarter. The filter presses, which are designed to recover and re-use tailings solution and to save on water and cyanide consumption, are expected to be installed and undergo testing in the first quarter of 2017.

A total of 2,524 metres of underground development was completed in the quarter compared to 2,093 metres of development in the previous quarter and 2,208 metres of development in the second quarter of 2015.

During the quarter, a total of 4,137 metres of diamond drilling were completed compared with 3,113 metres drilled in the previous quarter and 833 metres drilled in the second quarter of 2015. Three underground drill rigs were active at the San Martin property during the quarter, focusing on extending the preparation of mining levels in the mineralized zones of the Rosario, Guitarrona and La Veladora veins, while the exploration program will be focused on the La Lima Intermedia.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 16

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2016-Q2	2016-Q1	Change	2015-Q2	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	34,917	43,265	(19%)	42,494	(18%)	78,182	87,890	(11%)
Average silver grade (g/t)	228	189	21%	203	12%	206	181	14%
Recovery (%)	81%	82%	(1%)	83%	(3%)	81%	84%	(3%)

Total silver ounces produced	206,262	214,312	(4%)	230,499	(11%)	420,574	427,418	(2%)
Total payable silver ounces produced	195,361	202,985	(4%)	218,317	(11%)	398,347	404,829	(2%)
Gold ounces produced	2,253	1,878	20%	1,731	30%	4,131	2,692	53%
Total production-ounces silver equivalent	375,464	363,884	3%	356,089	5%	739,348	623,090	19%

Underground development (m)	1,652	1,254	32%	2,316	(29%)	2,905	3,381	(14%)
Diamond drilling (m)	2,298	643	257%	569	304%	2,941	1,178	150%

COST
Mining cost per ounce	$6.84	$6.66	3%	$3.99	71%	$6.74	$4.28	58%
Milling cost per ounce	3.45	3.00	15%	3.07	12%	3.22	3.23	(0%)
Indirect cost per ounce	5.27	4.59	15%	3.56	48%	4.92	3.71	33%
Total production cost per ounce	$15.55	$14.25	9%	$10.62	46%	$14.89	$11.21	33%
Transport and other selling costs per ounce	0.57	0.49	17%	0.52	9%	0.53	0.58	(10%)
Smelting and refining costs per ounce	3.84	3.54	8%	4.15	(7%)	3.69	4.27	(14%)
Environmental duty and royalties per ounce	0.17	0.14	24%	0.13	30%	0.16	0.13	19%
Cash cost per ounce before by-product credits	$20.14	$18.42	9%	$15.43	31%	$19.26	$16.20	19%
Deduct: By-product credits	(14.21)	(10.15)	40%	(8.68)	64%	(12.14)	(7.36)	65%
Cash cost per ounce	$5.93	$8.27	(28%)	$6.74	(12%)	$7.12	$8.83	(19%)

Workers’ Participation	0.12	-	0%	(0.07)	(274%)	0.06	0.00	6817%
Accretion of decommissioning liabilities	0.11	0.10	3%	0.09	14%	0.11	0.10	3%
Sustaining capital expenditures	4.19	4.53	(8%)	6.55	(36%)	4.37	6.41	(32%)
All-In Sustaining Costs per ounce	$10.34	$12.91	(20%)	$13.32	(22%)	$11.65	$15.35	(24%)

Mining cost per tonne	$38.25	$31.25	22%	$20.51	87%	$34.36	$19.70	74%
Milling cost per tonne	19.29	14.08	37%	15.75	22%	16.41	14.85	10%
Indirect cost per tonne	29.47	21.55	37%	18.31	61%	25.08	17.07	47%
Total production cost per tonne	$87.01	$66.88	30%	$54.58	59%	$75.85	$51.62	47%

During the second quarter, La Guitarra produced 206,262 silver ounces and 2,253 gold ounces for a total quarterly production of 375,464 silver equivalent ounces. Compared to the previous quarter, total production increased 3% due to a 21% increase in average silver grades and a 32% increase in gold grades, offset by a 19% decrease in tonnes milled. Due to the higher grades being sourced, mill throughput was reduced to 34,917 tonnes (384 tpd) in an effort to further improve the economics of the operation while maintaining a consistent level of production ounces. Compared to the same quarter of the prior year, production increased by 5% attributed to a 12% increase in head grades, offset by an 18% decrease in tonnes milled.

Approximately 64% of the production ore came from the Coloso area and the remaining 36% was extracted from the older La Guitarra area during the quarter. The 800 metre drift from Coloso successfully intersected the Nazareno vein at the end of the quarter. The area of the vein intersected was approximately 3.5 metres wide with grades of 360 g/t of silver and 0.5 g/t of gold.

Cash cost in this quarter was $5.93 per ounce, a 28% decrease compared to the previous quarter and a 12% decrease compared to the same quarter of 2015. The decrease in cash cost was primarily attributed to higher byproduct credits from increased gold production, partially offset by higher costs associated with drifting into the narrow veins of Jessica and Joya Larga in the Coloso area, which required the Company to use lower volume stope-ramping and shrinkage mining to improve dilution control, resulting in an increase in preparation of sills in ore and ore extraction infrastructure.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 17

A total of 1,652 metres of underground development was completed during the quarter compared to 1,254 metres in the previous quarter and 2,316 metres in the second quarter of 2015. During the quarter, four underground drill rigs were active at the La Guitarra property and 2,298 metres of diamond drilling were completed compared to 643 metres during the previous quarter and 569 metres in the same quarter of the prior year. The drilling program is currently focused on in-fill drilling at the Jessica and La Joya veins in order to confirm high grade resources both laterally and at depth to assist underground mining activities and further delineate Reserves and Resources, while the exploration program will focus on the Nazareno vein.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is to be settled in common shares of First Majestic and $0.2 million in cash. As at June 30, 2016, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments in September based on the Company’s five days volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 18

EXPLORATION PROJECTS

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project, which was acquired during the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares, which include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a tailings dam, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. The Company’s plans at Plomosas include a 5,000 metre diamond drilling program during the second half of 2016 as well as development of new crosscuts to prepare underground drilling stations to be used in 2017. The Company is working toward obtaining surface access agreements and permits for additional drilling on surface beginning in 2017.

The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and a Preliminary Economic Assessment.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. The Company is currently addressing these constitutional legal matters in the Mexican courts. Three different legal orders to obtain approvals to present its final permit applications were submitted and one positive resolution was obtained, while the other orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

Jalisco Group of Properties, Jalisco, México

The Company owns a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority projects.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 19

REVIEW OF FINANCIAL PERFORMANCE

For the quarters ended June 30, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2016	2015	Variance%

Revenues	$66,072	$54,190	22%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	36,252	33,314	9%	(2)
Gross margin	29,820	20,876	43%
Depletion, depreciation and amortization	19,879	17,435	14%	(3)
Mine operating earnings	9,941	3,441	189%	(4)
General and administrative expenses	4,471	4,229	6%
Share-based payments	1,092	1,544	-29%
Foreign exchange gain	(1,068)	(662)	61%
Operating earnings	5,446	(1,670)	-426%
Investment and other income (loss)	4,905	(1,345)	-465%	(5)
Finance costs	(1,133)	(1,434)	-21%	(6)
Earnings before income taxes	9,218	(4,449)	-307%
Current income tax expense	924	1,269	-27%
Deferred income tax expense (recovery)	2,189	(3,140)	-170%
Income tax expense (recovery)	3,113	(1,871)	-266%	(7)
Net earnings (loss) for the period	$6,105	$(2,578)	-337%	(8)
Earnings (loss) per share (basic)	$0.04	$(0.02)	-280%	(8)
Earnings (loss) per share (diluted)	$0.04	$(0.02)	-275%	(8)

1.

Revenues in the quarter increased 22% compared to the same quarter of the previous year due a 22% increase in silver equivalent ounces sold compared to the second quarter of 2015, primarily attributed to incremental production from the Santa Elena mine, which was acquired in October 2015. Average realized silver price in the quarter was $17.01 per ounce which was comparable to $16.99 per ounce in the same quarter of the prior year.

2.	Cost of sales in the quarter increased 9% compared to the same quarter of the previous year as a result of the following factors:

•	the addition of the Santa Elena Mine, which produced 1.6 million silver equivalent ounces in the quarter and added $10.5 million to the Company’s cost of sales;

Partially offset by:

•

weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 18% against the U.S. dollar compared to the second quarter of 2015; and

•

the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in significant cost reductions in mining contractor, mineral haulage, diesel and explosives.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 20

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	the addition of the Santa Elena mine in October 2015, which contributed $4.0 million to depletion, depreciation and amortization during the quarter;

•

Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

partially offset by:

•

Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods.

4.

Mine operating earnings during the quarter increased $6.5 million from the second quarter of 2015 due to an $8.9 million increase in gross margin offset by $2.4 million higher depletion, depreciation and amortization expense. Gross margin was primarily affected by a 22% increase in silver equivalent ounces sold and lower cash costs per ounce.

5.	The Company’s investment and other income or loss is primarily comprised of gain or losses on the following:

•	$4.6 million gain on investment in marketable securities, compared to a loss of $0.1 million in the second quarter of 2015; and

•	$0.3 million in interest income and other.

6.

Finance costs decreased $0.3 million compared to the second quarter of 2015, primarily due to lower debt financing costs subsequent to the early settlement of BAML prepayment facilities in February 2016.

7.

During the quarter, the Company recorded an income tax expense of $3.1 million compared to an income tax recovery of $1.9 million in the second quarter of 2015. The $5.0 million increase in income tax expense was primarily attributed to a $13.7 million increase in earnings before tax.

8.	As a result of the foregoing, net earnings for the quarter was $6.1 million (EPS of $0.04) compared to a loss of $2.6 million (Loss per share of $0.02) in the same quarter of the prior year.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 21

For the year to date period ended June 30, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date
	2016	2015	Variance%

Revenues	$132,581	$108,759	22%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	73,514	65,650	12%	(2)
Gross margin	59,067	43,109	37%
Depletion, depreciation and amortization	39,757	34,672	15%	(3)
Mine operating earnings	19,310	8,437	129%	(4)
General and administrative	8,346	8,568	-3%
Share-based payments	2,239	3,153	-29%
Foreign exchange gain	(2,812)	(2,174)	29%
Operating earnings (loss)	11,537	(1,110)	-1139%
Investment and other income	4,861	447	987%	(5)
Finance costs	(5,828)	(3,054)	91%	(6)
Earnings (loss) before income taxes	10,570	(3,717)	-384%
Current income tax expense	1,872	1,412	33%
Deferred income tax expense (recovery)	10,026	(1,446)	-793%
Income tax expense (recovery)	11,898	(34)	-35094%	(7)
Net loss for the year	$(1,328)	$(3,683)	-64%	(8)
Loss per share (basic)	$(0.01)	$(0.03)	-73%	(8)
Loss per share (diluted)	$(0.01)	$(0.03)	-73%	(8)

1.	Revenues in the six months ended June 30, 2016 increased 22% compared to the same period of the previous year due to the following significant contributors:

•	Silver equivalent ounces sold increased by 29% compared to the same period of 2015, primarily attributed to incremental production from the Santa Elena mine, which was acquired in October 2015;

Partially offset by:

•	Average realized silver price decreased by 6% from $17.02 per ounce in the six months ended June 30, 2015 to $15.99 per ounce in the current period.

2.	Cost of sales in the period increased 12% compared to the same period of the previous year as a result of the following factors:

•	the addition of the Santa Elena Mine, which produced 3.3 million silver equivalent ounces in the quarter and added $22.2 million to the Company’s cost of sales;

Partially offset by:

•

weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 19% against the U.S. dollar compared to the same period of 2015; and

•

the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in significant cost reductions in mining contractor, mineral haulage, diesel and explosives.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 22

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	the addition of the Santa Elena mine in October 2015, which contributed $7.8 million to depletion, depreciation and amortization during the six months ended June 30, 2016;

•

Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

partially offset by:

•

Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods.

4.

Mine operating earnings during the six months ended June 30, 2016 increased $10.9 million from the same period of 2015 due to a $16.0 million increase in gross margin offset by $5.1 million higher depletion, depreciation and amortization. Gross margin was primarily affected by a 29% increase in silver equivalent ounces sold and lower cash costs per ounce.

5.	The Company’s investment and other income or loss is primarily comprised of gain or losses on the following:

•	$5.6 million gain on investment in marketable securities; and
•	$0.5 million in interest income and other;

Offset by:

•

$1.3 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016.

6.

Finance costs increased $2.8 million during the six months ended June 30, 2016 compared to the same period of 2015, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments. The debt restructuring improved the Company’s working capital by approximately $32.0 million.

7.

During the six months ended June 30, 2016, the Company recorded an income tax expense of $11.9 million compared to an income tax expense of $nil in the same period of 2015. In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period. Without the effect of this one- time adjustment, the Company’s income tax expense for the six months ended June 30, 2016 was $5.2 million. The increase in income tax expense compared to the same period of the prior year was due to an increase in earnings before income taxes of $14.3 million.

8.

As a result of the foregoing, net loss for the six months ended June 30, 2016 was $1.3 million (Loss per share of $0.01) compared to a loss of $3.7 million (Loss per share of $0.03) in the same period of the prior year.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 23

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2016		2015				2014
Selected Financial Information	Q2(1)	Q1(2)	Q4(3)	Q3(4)	Q2(5)	Q1(6)	Q4(7)	Q3(8)
Revenue	$66,072	$66,509	$66,012	$44,673	$54,190	$54,569	$72,480	$40,770
Cost of sales	$36,252	$37,262	$39,479	$30,545	$33,314	$32,336	$44,873	$31,973
Depletion, depreciation and amortization	$19,879	$19,878	$22,651	$17,716	$17,435	$17,237	$21,774	$10,588
Mine operating earnings (loss)	$9,941	$9,369	$3,882	$(3,588)	$3,441	$4,996	$5,833	$(1,791)
Net earnings (loss) after tax	$6,105	$(7,433)	$(102,961)	$(1,780)	$(2,578)	$(1,105)	$(64,568)	$(10,450)
Earnings (loss) per share (basic)	$0.04	$(0.05)	$(0.66)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)
Earnings (loss) per share (diluted)	$0.04	$(0.05)	$(0.66)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)

1.

In the second quarter of 2016, the Company recorded mine operating earnings of $9.9 million compared to $9.4 million in the first quarter. Net earnings for the quarter was $6.1 million, a $13.5 million increase compared to the preceding quarter primarily due to a $5.6 million decrease in deferred tax expense and a $4.6 million fair value gain on marketable securities. Deferred tax expense in the prior quarter was affected by a one-time net $6.7 million deferred income tax expense related to the value of tax loss carryforwards being written off.

2.

During the first quarter of 2016, mine operating earnings was $9.4 million, compared to $3.9 million in the quarter ended December 31, 2015. The increase in mine operating earnings was primarily attributed to decrease in cost of sales as a result of an ongoing company-wide effort to reduce costs and focus on producing profitable ounces. Net loss for the quarter was $7.4 million compared to a net loss of $103.0 million in the fourth quarter of 2015. Net loss in the current quarter was primarily affected by a one-time net $6.7 million deferred income tax expense related to the value of tax loss carryforwards being written off. Net loss in the previous period was primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non- current assets.

3.

During the fourth quarter of 2015, mine operating earnings was $3.9 million, compared to loss of $3.6 million in the quarter ended September 30, 2015. The increase in mine operating earnings was primarily driven by the addition of the Santa Elena mine, which had mine operating earnings of $9.4 million during the quarter. Net loss for the quarter was $103.0 million, compared to a loss of $1.8 million in the previous quarter primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non-current assets due to reduction in market consensus on long-term silver price forecasts and the consequential impact on the Company’s reserves and resources.

4.

During the third quarter of 2015, mine operating loss was $3.6 million, compared to earnings of $3.4 million in the quarter ended June 30, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and less silver equivalent ounces sold. Net loss for the quarter was $1.8 million, compared to a loss of $2.6 million in the previous quarter due to a decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives, net of deferred income tax recovery related to taxation effects on foreign currency translation.

5.

During the second quarter of 2015, mine operating earnings was $3.4 million compared to $5.0 million in the quarter ended March 31, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and silver equivalent ounces sold. Net loss for the quarter was $2.6 million, compared to a loss of $1.1 million in the previous quarter due to decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives.

6.

During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily driven by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the fourth quarter of 2014 and sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 24

7.

In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to approximately 934,000 ounces of silver sales that were suspended at the end of the fourth quarter of 2014 due to declining silver prices and rolled into sales of the fourth quarter. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

8.

In the quarter ended September 30, 2014, mine operating loss was $1.8 million compared to mine operating earnings of $9.5 million in the quarter ended September 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18.0 million compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14.1 million recognized in the second quarter of 2014.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 25

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2016, the Company held cash and cash equivalents of $108.2 million compared to $51.0 million at December 31, 2015. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at June 30, 2016, total available liquidity, including $8.8 million of undrawn revolving credit facility, was $117.0 million.

Cash and cash equivalents increased by $57.2 million during the period. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash provided from operating activities of $37.0 million;
•	Cash provided by financing activities of $44.2 million, including:
o	$42.7 million net proceeds from private placement completed in May 2016;
o	$49.9 million net proceeds from new debt financing closed in February 2016; and
o	$8.6 million proceeds from exercise of stock options, of which $4.1 million related to exercise of replacement stock options issued for the SilverCrest acquisition.

offset by:

o	$31.6 million was spent on repayment of prepayment facilities;
o	$15.0 million was spent on repayment of SilverCrest’s credit facility;
o	$5.1 million was spent on repayment of lease obligations; and
o	$5.3 million was spent on financing costs;
•	Cash used in investing activities of $25.5 million, primarily related to:
o	$18.5 million spent on mine development and exploration activities; and
o	$6.0 million spent on purchase of property, plant and equipment and deposits for the acquisition of non-current assets.

Working capital as at June 30, 2016 was $119.1 million compared to $15.6 million at December 31, 2015. To improve the Company’s working capital position and advance various expansionary projects, the Company completed a CAD$57.5 million private placement in May 2016 and closed a $60.0 million debt financing agreement in February 2016, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Additional improvement in working capital can also be attributed to improving metal prices and lower operating costs, which resulted in $48.4 million in operating cash flows generated before movements in working capital and taxes during the six months ended June 30, 2016.

Since June 30, 2016, as at the date of this MD&A, proceeds from exercise of stock options were $10.7 million (CAD$14.0 million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants defined in the debt facilities. As at June 30, 2016 and December 31, 2015, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 26

Contractual Obligations and Commitments

As at June 30, 2016, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$27,258	$27,258	$-	$-	$-
Debt facilities	55,281	14,648	40,633	-	-
Finance lease obligations	14,023	9,359	4,604	60	-
Purchase obligations and commitments	1,432	1,432	-	-	-
	$97,994	$52,697	$45,237	$60	$-

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

At June 30, 2016, value added taxes (“VAT”) receivable included $8.9 million (2015 - $11.1 million) of monthly VAT filings of Nusantara, a subsidiary of the recently acquired SilverCrest Mines Inc., that were delayed due to a prior audit from the Mexican tax authorities. During the six months ended June 30, 2016, the Company collected $4.5 million of the outstanding balance of value added taxes related to the audit of Nusantara. The Company is now proceeding to file the remaining VAT claims for the period from September 2015 to June 2016. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as non-current.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations. Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 27

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss and other comprehensive income or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. As at June 30, 2016, the Company carried $18.0 million in foreign exchange forward contracts with a weighted average contract rate of 18.7 to 1 (MXN to USD), which expire between July to September 2016, to hedge its exposure on the Mexican peso. These forward contracts have a fair value of $0.4 million as at June 30, 2016 (December 31, 2015 – liability of $0.3 million) based on market quoted price. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

							June 30, 2016
	Cash and	Trade and	Other	Trade and	Foreign	Net assets	Effect of +/- 10%
	cash	other	financial	other	exchange	(liabilities)	change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$51,060	$1,241	$8,476	$(942)	$-	$59,835	$5,984
Mexican peso	1,388	17,324	-	(12,835)	18,000	23,877	2,388
	$52,448	$18,565	$8,476	$(13,777)	$18,000	$83,712	$8,372

							December 31, 2015
	Cash and	Trade and	Other	Trade and	Foreign	Net assets	Effect of +/- 10%
	cash	other	financial	other	exchange	(liabilities)	change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$1,980	$1,297	$-	$(1,027)	$-	$2,250	$225
Mexican peso	1,894	20,643	-	(18,258)	3,675	7,954	795
	$3,874	$21,940	$-	$(19,285)	$3,675	$10,204	$1,020

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

					June 30, 2016
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$551	$97	$194	$53	$895
Metals in doré and concentrates inventory	180	80	45	16	321
	$731	$177	$239	$69	$1,216

First Majestic Silver Corp. 2016 Second Quarter Report	Page 28

					December 31, 2015
					Effect of +/-
					10%changein
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	-	-	(2,833)	(480)	(3,313)
	$602	$242	$(2,596)	$(385)	$(2,137)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 29

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.2 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at June 30, 2016, the Company has not accrued any of the remaining $62.2 million (CAD$81.5 million) unpaid judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the three and six months ended June 30, 2016 and year ended December 31, 2015.

Off-Balance Sheet Arrangements

At June 30, 2016, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

As at June 30, 2016, the Company has a $1.2 million (December 31, 2015 - $1.1 million) promissory notes receivable from First Mining Finance Corp., a related party, which is repayable on demand with an interest rate of 9% per annum. On July 12, 2016, the Company entered into a debt settlement agreement with First Mining to settle the promissory notes receivable. Pursuant to the agreement, First Mining will settle $0.5 million of the debt through issuance of 820,440 of its common shares at a deemed price of CAD$0.80 per share. The remaining balance of $0.7 million will be paid in cash in twelve equal monthly cash payments.

There were no other significant transactions with related parties outside of the ordinary course of business during the period.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to June 30, 2016:

a)	1,461,407 stock options were exercised for proceeds of $10.7 million (CAD$14.0 million); and
b)	57,500 stock options with a five year expiry and an average exercise price of CAD$18.10 were granted.

Pursuant to the above subsequent events, the Company has 163,986,005 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 30

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2015.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2016

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 31

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 32

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$10,788	$7,345	$5,867	$4,275	$4,590	$3,037	$35,902
Add: transportation and other selling cost	102	168	320	292	119	111	1,112
Add: smelting and refining cost	142	183	2,637	2,572	95	751	6,379
Add: environmental duty and royalties cost	124	22	85	36	40	35	342
Total cash cost before by-product credits (B)	$11,156	$7,718	$8,909	$7,175	$4,844	$3,934	$43,735
Deduct: By-product credits attributed to
Gold by-product credits	(12,886)	(26)	(162)	-	(1,284)	(2,776)	(17,134)
Lead by-product credits	-	-	(1,912)	(4,186)	-	-	(6,098)
Zinc by-product credits	-	-	(2,771)	-	-	-	(2,771)
Total by-product credits	$(12,886)	$(26)	$(4,845)	$(4,186)	$(1,284)	$(2,776)	$(26,003)
Total cash cost (C)	$(1,730)	$7,692	$4,064	$2,989	$3,560	$1,158	$17,732
Workers’ Participation	-	105	201	52	12	23	394
General and administrative expenses	-	-	-	-	-	-	4,306
Share-based payments	-	-	-	-	-	-	1,092
Accretion of decommissioning liabilities	36	52	33	38	35	21	215
Sustaining capital expenditures	2,791	735	925	727	583	819	6,579
All-In Sustaining Costs (D)	$1,097	$8,584	$5,223	$3,806	$4,190	$2,021	$30,318
Payable silver ounces produced (E)	604,707	619,832	553,123	378,405	411,274	195,361	2,762,703
Tonnes milled (F)	245,753	209,039	157,871	80,739	69,863	34,917	798,182

Total cash cost per ounce,
before by-product credits (B/E)	$18.45	$12.45	$16.09	$18.96	$11.79	$20.14	$15.82
Total cash cost per ounce (C/E)	$(2.86)	$12.41	$7.33	$7.90	$8.67	$5.93	$6.41
All-in sustaining cost per ounce (D/E)	$1.81	$13.85	$9.43	$10.05	$10.20	$10.34	$10.97
Production cost per tonne (A/F)	$43.89	$35.13	$37.12	$52.95	$65.75	$87.01	$44.97

Gold by-product credits per ounce	$(21.31)	$(0.04)	$(0.29)	$-	$(3.12)	$(14.21)	$(6.20)
Lead by-product credits per ounce	-	-	(3.46)	(11.06)	-	-	(2.21)
Zinc by-product credits per ounce	-	-	(5.01)	-	-	-	(1.00)
Total by-product credits per ounce	$(21.31)	$(0.04)	$(8.76)	$(11.06)	$(3.12)	$(14.21)	$(9.41)

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,392	$8,310	$6,966	$5,021	$2,319	$31,008
Add: transportation and other selling cost	140	405	464	118	114	1,241
Add: smelting and refining cost	232	2,685	3,053	151	906	7,027
Add: environmental duty and royalties cost	54	108	54	64	29	309
Total cash cost before by-product credits (B)	$8,818	$11,508	$10,537	$5,354	$3,368	$39,585
Deduct: By-product credits attributed to
Gold by-product credits	(23)	(272)	-	(1,622)	(1,896)	(3,813)
Lead by-product credits	-	(1,603)	(7,811)	-	-	(9,414)
Zinc by-product credits	-	(3,446)	-	-	-	(3,446)
Total by-product credits	$(23)	$(5,321)	$(7,811)	$(1,622)	$(1,896)	$(16,673)
Total cash cost (C)	$8,795	$6,187	$2,726	$3,732	$1,472	$22,912
Workers’ Participation	204	-	-	149	(15)	338
General and administrative expenses	-	-	-	-	-	4,041
Share-based payments	-	-	-	-	-	1,544
Accretion of decommissioning liabilities	56	40	39	39	21	195
Sustaining capital expenditures	1,946	2,128	1,621	1,820	1,431	8,968
All-In Sustaining Costs (D)	$11,001	$8,355	$4,386	$5,740	$2,909	$37,998
Payable silver ounces produced (E)	600,458	576,856	629,825	596,731	218,317	2,622,186
Tonnes milled (F)	189,811	178,736	162,089	89,506	42,494	662,637

Total cash cost per ounce,
before by-product credits (B/E)	$14.69	$19.94	$16.74	$8.97	$15.42	$15.10
Total cash cost per ounce (C/E)	$14.65	$10.72	$4.34	$6.25	$6.74	$8.74
All-in sustaining cost per ounce (D/E)	$18.32	$14.48	$6.97	$9.62	$13.32	$14.49
Production cost per tonne (A/F)	$44.21	$46.49	$42.99	$56.09	$54.58	$46.80

Gold by-product credits per ounce	$(0.04)	$(0.47)	$-	$(2.72)	$(8.68)	$(1.45)
Lead by-product credits per ounce	-	(2.78)	(12.40)	-	-	(3.59)
Zinc by-product credits per ounce	-	(5.97)	-	-	-	(1.31)
Total by-product credits per ounce	$(0.04)	$(9.22)	$(12.40)	$(2.72)	$(8.68)	$(6.35)

First Majestic Silver Corp. 2016 Second Quarter Report	Page 33

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$20,983	$13,947	$11,225	$8,905	$8,635	$5,931	$69,626
Add: transportation and other selling cost	201	336	766	562	243	210	2,318
Add: smelting and refining cost	363	443	5,930	4,444	210	1,470	12,860
Add: environmental duty and royalties cost	251	48	151	61	87	63	661
Total cash cost before by-product credits (B)	$21,798	$14,774	$18,072	$13,972	$9,175	$7,674	$85,465
Deduct: By-product credits attributed to
Gold by-product credits	(25,736)	(59)	(289)	-	(2,815)	(4,837)	(33,736)
Lead by-product credits	-	-	(4,825)	(8,176)	-	-	(13,001)
Zinc by-product credits	-	-	(6,053)	-	-	-	(6,053)
Total by-product credits	$(25,736)	$(59)	$(11,167)	$(8,176)	$(2,815)	$(4,837)	$(52,790)
Total cash cost (C)	$(3,938)	$14,715	$6,905	$5,796	$6,360	$2,837	$32,675
Workers’ Participation	-	147	201	52	102	23	526
General and administrative expenses	-	-	-	-	-	-	7,991
Share-based payments	-	-	-	-	-	-	2,239
Accretion of decommissioning liabilities	72	104	66	76	70	42	430
Sustaining capital expenditures	6,068	1,337	1,776	1,055	1,266	1,739	13,312
All-In Sustaining Costs (D)	$2,202	$16,303	$8,948	$6,979	$7,798	$4,641	$57,173
Payable silver ounces produced (E)	1,265,006	1,447,296	1,081,046	673,348	891,207	398,347	5,756,249
Tonnes milled (F)	488,292	398,179	309,787	167,608	145,726	78,182	1,587,774

Total cash cost per ounce,
before by-product credits (B/E)	$17.23	$10.21	$16.71	$20.75	$10.30	$19.26	$14.85
Total cash cost per ounce (C/E)	$(3.11)	$10.17	$6.38	$8.61	$7.14	$7.12	$5.68
All-in sustaining cost per ounce (D/E)	$1.74	$11.26	$8.27	$10.36	$8.75	$11.65	$9.93
Production cost per tonne (A/F)	$42.97	$35.03	$36.22	$53.13	$59.28	$75.85	$43.85

Gold by-product credits per ounce	$(20.34)	$(0.04)	$(0.27)	$-	$(3.16)	$(12.14)	$(5.86)
Lead by-product credits per ounce	-	-	(4.47)	(12.14)	-	-	(2.26)
Zinc by-product credits per ounce	-	-	(5.60)	-	-	-	(1.05)
Total by-product credits per ounce	$(20.34)	$(0.04)	$(10.33)	$(12.14)	$(3.16)	$(12.14)	$(9.17)

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$15,746	$15,671	$14,526	$10,151	$4,538	$60,632
Add: transportation and other selling cost	259	1,017	1,010	194	237	2,717
Add: smelting and refining cost	477	5,889	6,869	304	1,730	15,269
Add: environmental duty and royalties cost	103	221	138	123	53	638
Total cash cost before by-product credits (B)	$16,585	$22,798	$22,543	$10,772	$6,558	$79,256
Deduct: By-product credits attributed to
Gold by-product credits	(49)	(521)	-	(3,453)	(2,982)	(7,005)
Lead by-product credits	-	(3,381)	(15,765)	-	-	(19,146)
Zinc by-product credits	-	(8,408)	-	-	-	(8,408)
Total by-product credits	$(49)	$(12,310)	$(15,765)	$(3,453)	$(2,982)	$(34,559)
Total cash cost (C)	$16,536	$10,488	$6,778	$7,319	$3,576	$44,697
Workers’ Participation	199	-	-	143	-	342
General and administrative expenses	-	-	-	-	-	8,198
Share-based payments	-	-	-	-	-	3,153
Accretion of decommissioning liabilities	112	80	79	78	42	391
Sustaining capital expenditures	3,836	4,767	3,302	3,156	2,595	17,998
All-In Sustaining Costs (D)	$20,683	$15,335	$10,159	$10,696	$6,213	$74,779
Payable silver ounces produced (E)	1,143,014	1,131,618	1,426,403	1,166,952	404,829	5,272,816
Tonnes milled (F)	357,081	351,383	320,024	177,869	87,890	1,294,247

Total cash cost per ounce,
before by-product credits ( B/E)	$14.51	$20.15	$15.81	$9.23	$16.20	$15.03
Total cash cost per ounce (C/E)	$14.47	$9.27	$4.76	$6.27	$8.83	$8.48
All-in sustaining cost per ounce (D/E)	$18.09	$13.55	$7.13	$9.17	$15.35	$14.18
Production cost per tonne (A/F)	$44.10	$44.60	$45.41	$57.07	$51.62	$46.85

Gold by-product credits per ounce	$(0.04)	$(0.46)	$-	$(2.96)	$(7.37)	$(1.33)
Lead by-product credits per ounce	-	(2.99)	(11.05)	-	-	(3.63)
Zinc by-product credits per ounce	-	(7.43)	-	-	-	(1.59)
Total by-product credits per ounce	$(0.04)	$(10.88)	$(11.05)	$(2.96)	$(7.37)	$(6.55)

First Majestic Silver Corp. 2016 Second Quarter Report	Page 34

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenues as reported	$66,072	$54,190	$132,581	$108,759
Add back: smelting and refining charges	6,379	7,027	12,859	15,269
Gross revenues	72,451	61,217	145,440	124,028
Less: Sandstorm gold revenues	(922)	-	(2,090)	-
Gross revenues, excluding Sandstorm (A)	$71,529	$61,217	$143,350	$124,028

Payable equivalent silver ounces sold	4,394,761	3,602,194	9,417,162	7,286,076
Less :Payable equivalent silver ounces sold to Sandstorm	(188,833)	-	(449,621)	-
Payable equivalent silver ounces sold, excluding Sandstorm (B)	4,205,928	3,602,194	8,967,541	7,286,076

Average realized price per ounce of silver sold (A/B)(1)	$17.01	$16.99	$15.99	$17.02
Average market price per ounce of silver per COMEX	$16.83	$16.38	$15.85	$16.54

Sandstorm gold revenues	$922	$-	$2,090	$-
Payable gold ounces sold	2,556	-	5,829	-
Average realized price per ounce of Sandstorm gold sold	$361	$-	$359	$-

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net earnings (loss) as reported	$6,105	$(2,578)	$(1,328)	$(3,683)
Adjustments for non-cash or unusual items:
Deferred income tax expense (recovery)	2,189	(3,140)	10,026	(1,446)
Share-based payments	1,092	1,544	2,239	3,153
(Gain) loss from investment in derivatives and marketable securities	(4,578)	991	(5,595)	(404)
Loss (gain) from fair value adjustment of prepayment facilities	-	245	1,255	(223)
Recovery of mineral inventory	(63)	(167)	(808)	(821)
Loss on early settlement of prepayment facilities	-	-	3,506	-
Adjusted net earnings (loss)	$4,745	$(3,105)	$9,295	$(3,424)
Weighted average number of shares on issue-basic	159,503,990	121,097,717	157,598,211	119,355,855
Adjusted EPS	$0.03	$(0.03)	$0.06	$(0.03)

First Majestic Silver Corp. 2016 Second Quarter Report	Page 35

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Operating Cash Flows before Working Capital and Taxes	$23,501	$16,448	$48,473	$33,762
Weighted average number of shares on issue-basic	159,503,990	121,097,717	157,598,211	119,355,855
Cash Flow per Share	$0.15	$0.14	$0.31	$0.28

Working Capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	June 30,	December 31,
	2016	2015
Current Assets	$169,622	$104,785
Less: Current Liabilities	(50,510)	(89,201)
Working Capital	$119,112	$15,584

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Gross Margin

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

Mine Operating Earnings

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 36

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 37

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 38

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2016 Second Quarter Report	Page 40